

May 2, 2014

<u>Via E-mail</u>
Hubert Joly
President and Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

      Re: Best Buy Co., Inc.
              Form 10-K
              Filed March 28, 2014
              File No. 1-09595

Dear Mr. Joly:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 1, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Fiscal 2015 Trends, page 27</u>

1.   We note that you commenced operating under a Citibank credit card agreement in September 2013 which "is expected to result in lower revenue and gross profit rates due to less favorable economics as a result of changes in both the regulatory and overall consumer credit market." We further note that you estimate you will generate $150 million to $200 million less revenues in fiscal 2015 from the new credit card agreement than in fiscal 2014 and that a portion of the decrease is due to acceleration of deferred revenue from your prior credit card agreement in fiscal 2014. We also note your

disclosure in the first paragraph on page 28 of other drivers that you expect to have a net negative impact on your operating income rate through the first three quarters of fiscal 2015. Please address the following comments:

- Where estimable, please quantify the anticipated impact of these adverse factors on your operating income. We note that you appeared to quantify the negative impact of these factors on your operating income within your Form 8-K filed February 27, 2014 and during your Q4 2014 earnings call on February 27, 2014 and we believe such information would be beneficial to readers of your annual and quarterly reports.

- In regards to your new credit card agreement, please tell us and disclose, to the extent material, the amount of accelerated deferred revenue recognized in fiscal 2014 at the end of your prior agreement.

2. We note that you anticipate reorganizing certain European legal entities during fiscal 2015 and that you expect the reorganization will result in the acceleration of a non-cash tax benefit of approximately $310 million to $365 million. Please explain to us the nature of this accelerated benefit and clarify management's statement in your Form 8-K filed February 27, 2014 that the benefit will continue to be amortized for tax purposes.

Results of Operations, page 28

3. We note from your Q4 2014 earnings call on February 27, 2014 that your online business grew more than 25% in Q4 2014 as compared to the comparable prior period and that domestic online sales reached 12.7% of total domestic sales. We further note from your disclosure on page 26 that domestic online sales increased 20% in fiscal 2014. Management also indicated during the earnings call that you "expect this online mix shift to continue" and stated the reasons why the profitability of the online channel was lower than your retail stores. Since it appears that your online business has a significant impact on your results, please provide a quantified discussion of your online business as part of providing investors with a view of the company through the eyes of management. If your online business is only significant to your Domestic segment, please demonstrate this to us and provide a quantified discussion of your online business as part of your segmental analysis of results. In making this disclosure, please disclose the revenues and profitability of your online channel for each period presented and provide a comprehensive discussion and analysis of the performance and known trends related to your online operations.

Segment Performance Summary, page 31

Fiscal 2014 (12-month) Results Compared With Fiscal 2013 (11-month), page 32

4. We note your disclosure on page 33 that your domestic warranty services revenues declined due to a "prior-year benefit from a periodic profit sharing payment that was

earned based on the long-term performance of our externally managed extended service plan portfolio that did not recur in fiscal 2014." Please tell us and, to the extent material, disclose the amount recognized in revenue related to this benefit.

5.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note on pages 33 and 37 that you identify the extra month of activity in your fiscal 2014 results as a driver of the fluctuations in your Domestic and International gross profit and SG&A expenses. Since you also explain certain changes excluding the extra month, please quantify the impact of the extra month on your fiscal 2014 results. We also note that you identify several reasons for changes in your Domestic and International gross profit rate but do not separately quantify the related impact of each driver, such as the favorable LCD-related legal settlement. Please note that the nature of this comment should be applied throughout your results of operations discussion, not just the examples included herein. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

6.   Please tell us your basis for classifying the LCD-related legal settlements as contra-cost of goods sold.

Non-GAAP Financial Measures, page 41

7.   We note your disclosure in footnote 2 of the table that LCD settlements "reached prior to the second quarter of fiscal 2014 are not included." Please quantify for us the excluded settlements and tell us and disclose why they have been excluded.

Cash Flows, page 42

8.   Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also address the impact of the additional month contained in fiscal 2014, as it appears this would make the decrease in cash generated by operating activities even larger on a comparable basis. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 61

4. Discontinued Operations, page 72

9.   Please tell us and disclose the gain or loss recorded upon the sale of your ownership interest in Best Buy Europe.

4. Restructuring Charges, page 76

10.   We note that your Fiscal 2013 U.S. Restructuring termination benefits accrual rollforward on page 79 reflects downward "Adjustments" of $40 million during fiscal 2013 and $13 million during fiscal 2014. Please tell us and, to the extent deemed material, disclose the reasons for these adjustments.

Schedule II Valuation and Qualifying Accounts

11.   Please include your allowance for sales returns in Schedule II or tell us why you do not believe such information would be pertinent information for investors. We note management's statement during your Q4 2014 earnings call on February 27, 2014 that returns, replacements, and damages represent approximately 10% of your revenues and cost you over $400 million a year in losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief